SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding proposed notes issue to be guaranteed by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 12, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the company making the offer. Such prospectus will contain detailed information about  the company making the offer and its management and financial statements. The Company does not intend to conduct a public offering of securities in the United States. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.
PROPOSED NOTES ISSUE
TO BE GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (CAP 571 of the Laws of Hong Kong).

Sinopec Capital (2013), a wholly-owned subsidiary of the Company, proposes to conduct an international offering of Notes to professional  investors  only.  The Notes are expected to be issued by Sinopec Capital (2013) and guaranteed by the Company. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Citi, BofA Merrill Lynch, UBS and J.P. Morgan, as the joint global coordinators, joint lead managers and joint bookrunners, and Goldman Sachs (Asia) L.L.C., Morgan Stanley, Nomura, Deutsche Bank, Société Générale Corporate & Investment Banking, CITIC Securities International, CICC HK Securities and HSBC, as the joint lead managers and joint bookrunners, are managing the Proposed Notes Issue.

If the Notes are issued, Sinopec Capital (2013) intends to lend the net proceeds from the issuance to the Company to fund the acquisition of certain overseas assets of Sinopec Group Company, to fund the Company’s investment in overseas business and to repay certain bank debt.

Application will be made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or Sinopec Capital (2013). Sinopec Capital (2013) has obtained the preliminary confirmation from the Hong Kong Stock Exchange that the debt securities of Sinopec Capital (2013)  are eligible to be listed on the Hong Kong Stock Exchange.

As no binding agreement in relation to the Proposed Notes Issue has  been entered into as at the date of this announcement, the Proposed Notes Issue may or may not materialize. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the Proposed Notes Issue will be made by the Company should the purchase agreement in respect of the Proposed Notes Issue be signed.

THE PROPOSED NOTES ISSUE

Introduction

Sinopec Capital (2013), a wholly-owned subsidiary of the Company, proposes to conduct an international offering of Notes to professional investors only. The Notes are expected to be issued by Sinopec Capital (2013) and guaranteed by the Company. The completion of the Proposed Notes Issue is subject to market conditions  and investor interest. Citi, BofA Merrill Lynch, UBS and J.P. Morgan, as the joint global coordinators, joint lead managers and joint bookrunners, and Goldman Sachs (Asia) L.L.C., Morgan Stanley, Nomura, Deutsche Bank, Société Générale Corporate & Investment Banking, CITIC Securities International, CICC HK Securities and HSBC, as the joint lead managers and joint bookrunners, are managing the Proposed Notes Issue.

The Notes and the related guarantee by the Company have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the Notes are being offered or sold in the United States only to Qualified Institutional Buyers, as defined in, and in reliance on, Rule 144A under the U.S. Securities Act or outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

Reason for the Proposed Notes Issue

The Company is the largest integrated petroleum and  petrochemical  company  in China and one of the largest in the world in terms of operating revenue. The Company is the largest refined oil producer in China and the second largest in the world in terms of refinery throughput. The Company is also the largest distributor of refined oil products in China measured by sales volume, and the number of  its  service stations ranks first in China and second in the world.

If the Notes are issued, Sinopec Capital (2013) intends to lend the net proceeds from the issuance to the Company to fund the acquisition of certain overseas assets of Sinopec Group Company, to fund the Company’s investment in overseas business and to repay certain bank debt.

Listing

Application will be made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or Sinopec Capital  (2013). Sinopec Capital (2013) has obtained the preliminary confirmation from the Hong Kong Stock Exchange that the debt securities of Sinopec Capital (2013) are eligible to be listed on the Hong Kong Stock Exchange.

GENERAL

As no binding agreement in relation to the Proposed Notes Issue has  been entered into as at the date of this announcement, the Proposed Notes Issue may or may not materialize. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the Proposed Notes Issue will be made by the Company should the purchase agreement in respect of the Proposed Notes Issue be signed.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“Board”	the board of Directors

“BofA Merrill Lynch”	Merrill Lynch International, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CITIC Securities International”	CITIC Securities Corporate Finance (HK) Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Citi”	Citigroup Global Markets Inc., one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Company”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, respectively, and whose American Depositary Shares are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the London Stock Exchange.

“connected person”	has the meaning ascribed to it under the Listing Rules

“Deutsche Bank”	Deutsche Bank AG, Singapore Branch, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Director(s)”	the directors, including the non-executive directors, of the Company

“Goldman Sachs (Asia) L.L.C.”	Goldman Sachs (Asia) L.L.C., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“J.P. Morgan”	J.P. Morgan Securities plc, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Morgan Stanley”	Morgan Stanley & Co. International plc, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Nomura”	Nomura International plc, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Notes”	the notes expected to be issued by Sinopec Capital (2013) and guaranteed by the Company

“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan area

“Proposed Notes Issue”	the proposed issue of Notes

“Sinopec Capital (2013)”	Sinopec Capital (2013) Limited, a company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004, and a wholly-owned subsidiary of the Company

“Sinopec Group Company”	China Petrochemical Corporation, a state-owned enterprise incorporated in the PRC, and a controlling shareholder of the Company

“Société Générale Corporate & Investment Banking”	Société Générale, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“subsidiary”	has the meaning ascribed to it under the Listing Rules

“UBS”	UBS AG, Hong Kong Branch, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“U.S.” or “United States”	The United States of America, its territories and possessions and all areas subject to its jurisdiction

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, PRC, 12 April 2013

As at the date of this announcement, the Board comprises the following:
As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director

—	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 12, 2013